UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Director’s Meeting

held on December 17, 2024

DATE, TIME AND PLACE: On December 17, 2024, at 5 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary.

AGENDA: To take resolution about: (i) the acknowledgment of the resignation of Mr. Jose Antonio Alvarez Alvarez to the role of Vice-Chairman of the Board of Directors, with effect from January 1st, 2025; (ii) the acknowledgment of the appointment of Mr. Javier Maldonado Trinchant, Board Member, to the position of Vice Chairman of the Board of Directors; (iii) the acknowledgment of the proposal to elect Mrs. Cristina San Jose Brosa as member of the Board of Directors of the Company; and (iv) the approval of the Administration Proposal to call the an Extraordinary General Meetings to be held on January 17, 2025, at 3:00 PM (“Administration Proposal”).

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously:

(i) ACKNOWLEDGED the resignation request, with effect from January 1st, 2025, of Mr. Jose Antonio Alvarez Alvarez, Spanish, married, business administrator, bearer of Spanish Passport No. PAC890563, enrolled with CPF/MF under No. 233.771.448-97, to his role as Vice-Chairman of the Board of Directors, as presented in the letter sent to the Company on this date;

(ii) ACKNOWLEDGED the appointment made by Mrs. Deborah Stern Vieitas as Chairwoman of the Board, of Mr. Javier Maldonado Trinchant, member of the Board of Directors, to the position of Vice Chairman of the Board, pursuant to the paragraph 3 of article 15 of the Company Bylaws, with effect from January 1st, 2025;

(iii) ACKNOWLEDGED the proposal to elect Mrs. Cristina San Jose Brosa as a member of the Board of Directors of the Company; and

(vi) APPROVED the Administration Proposal to call an Extraordinary General Meeting to be held on January 17, 2025, at 3:00 PM. to resolve on the following matters: (a) to fixate the number of members that will compose the Board of Directors of the Company;(b) to elect one (1) new member to compose the Board of Directors of Santander Brasil; and (c) due to the resolution in the previous item, to CONFIRM the composition of the Company’s Board of Directors

Finally, the directors thanked Mr. Jose Antonio Alvarez Alvarez for the 15 years during which he contributed in a valuable and consistent way to the performance of the Santander Brasil through his participation in the Board of Directors.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. José Antonio Alvarez Alvarez – Vice Chairman; and Messrs. Deborah Patricia Wright, Ede Ilson Viani, Javier Maldonado Trinchant, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, December 17, 2024.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer